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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

USA Real Estate Investment Trust
(Name of Issuer)
Common Stock
(Title of Class of Securities)
903-28G 308
(CUSIP Number)
Mitchell Partners, L.P., a California limited partnership, c/o J.E. Mitchell & Co., L.P., General Partner
c/o James E. Mitchell, General Partner, 3187-D Airway Avenue, Costa Mesa, California 92626 (Telephone: 714-432-5300)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 903-28G 308	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Mitchell Partners, L.P., a California limited partnership; J.E. Mitchell & Co., L.P. (General Partner) James E. Mitchell (General Partner of J.E. Mitchell & Co., L.P.)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) X - J.E. Mitchell & Co., L.P. is the sole general partner of Mitchell Partners, L.P., a California limited liability partnership, with sole control over all matters relating to investment and voting control
(James E. Mitchell is sole general partner of J.E. Mitchell & Co., L.P.)
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Working capital of Mitchell Partners, L.P. (WC)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California for all parties

	7	SOLE VOTING POWER:

NUMBER OF		Mitchell Partners, L.P. - 2 shares (J.E. Mitchell & Co., L.P. has sole voting power as to all shares)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Not applicable

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Mitchell Partners, L.P. - 2 shares (J.E. Mitchell & Co., L.P. has sole dispositive power as to all shares)

WITH	10	SHARED DISPOSITIVE POWER:

Not applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Mitchell Partners, L.P.; J. E. Mitchell & Co., L.P.; and James E. Mitchell - 2 shares (0.01% of total 21,707 shares outstanding at 5/7/07)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Mitchell Partners, L.P.; J.E. Mitchell & Co., L.P. and James E. Mitchell- 0.01% of total 21,707 shares outstanding at 5/7/07

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Mitchell Partners, L.P. - Limited partnership (PN) J.E. Mitchell & Co., L.P. - Limited partnership (PN) James E. Mitchell - Individual (IN)

CUSIP No. 903-28G 308	Page	3	of	6

Item 1. Security and Issuer.
The securities that are the subject of this statement consist of common stock (no par value) of USA Real Estate Investment Trust (the “Issuer”). The name and the address of the principal executive offices of the Issuer are as follows:
USA Real Estate Investment Trust
One Scripps Drive, Suite 106
Sacramento, California 95825
Attention: Chairman of the Board
This Final Amendment No. 3 (this “Amendment”) to the Schedule 13D filed on or about October 9, 2001 and subsequently amended on or about June 12, 2002, December 7, 2006 and May 25, 2007 (collectively, the “Statement”) by Mitchell Partners, L.P.; J.E. Mitchell & Co., L.P.; and James E. Mitchell (collectively, the “Reporting Persons”) relates to the common stock of the Issuer.
This final Amendment reflects the disposition of shares of common stock held by the Reporting Persons. As a result of the disposition, none of the Reporting Persons holds 5% or more of the shares of common stock of the Issuer. Therefore, none of the Reporting Persons has reporting obligations under Regulation 13D-G of the Securities and Exchange Act of 1934, as amended, in respect of the common stock of the Issuer.
Item 2. Identity and Background.
     (a) This statement is filed on behalf of Mitchell Partners, L.P., a California limited partnership; J.E. Mitchell & Co., L.P., a California limited partnership; and James E. Mitchell.
     (b) The business address of Mitchell Partners, L.P.; J.E. Mitchell & Co., L.P.; and James E. Mitchell is:
James E. Mitchell, General Partner
J.E. Mitchell & Co., L.P., General Partner
Mitchell Partners, L.P.
3187-D Airway Avenue
Costa Mesa, California 92626
     (c) (1) The principal business of Mitchell Partners, L.P. is in securities investment. Mitchell Partners, L.P. is not an operating company, and it has no subsidiaries.
          (2) The principal business of J.E. Mitchell & Co., L.P. is to serve as the sole general partner of Mitchell Partners, L.P. J.E. Mitchell & Co., L.P. is not an operating company, and it has no subsidiaries.

CUSIP No. 903-28G 308	Page	4	of	6
          (3) The principal occupation of James E. Mitchell is that of a private investor and the sole general partner of J.E. Mitchell & Co., L.P.
     (d) Neither Mitchell Partners, L.P.; J.E. Mitchell & Co., L.P.; nor James E. Mitchell has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither Mitchell Partners, L.P.; J.E. Mitchell & Co., L.P.; nor James E. Mitchell was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) (1) Mitchell Partners, L.P. is a California limited partnership with its principal executive offices in California. J.E. Mitchell & Co., L.P. is a California limited partnership with its principal executive offices in California and is the sole general partner of Mitchell Partners, L.P. James E. Mitchell is the sole general partner of J.E. Mitchell & Co., L.P.
Item 3. Source and Amount of Funds or Other Consideration.
     (a) Mitchell Partners, L.P. used general working capital funds to acquire the shares of common stock of the Issuer.
     (b) Mitchell Partners, L.P. has not used borrowed funds to acquire the subject securities.
     (c) The subject securities transactions were all effected in the ordinary course of business by Mitchell Partners, L.P. through registered broker-dealers or directly with the Issuer. The most recent purchase by Mitchell Partners, L.P. on March 8, 2007 was 101 shares at a price of $500 per share; and the most recent sale by Mitchell Partners, L.P. on May 14, 2007 was 2,270 shares at a price of $537 per share; the sale was a repurchase directly by the Issuer.
Item 4. Purpose of Transaction.
     All transactions for the purchase or sale of the common stock of the Issuer by Mitchell Partners, L.P. were conducted for investment purposes in the ordinary course of business and not for the purpose of gaining control of the Issuer. Mitchell Partners, L.P. has no plans or proposals that relate to (i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions that may

CUSIP No. 903-28G 308	Page	5	of	6
impede the acquisition or control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any other material changes in the operation, management, structure or financial condition of the Issuer. Mitchell Partners, L.P. intends to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of business.
Item 5. Interest in the Securities of the Issuer.
     (a) Mitchell Partners, L.P. owns 2 shares of common stock of the Issuer, which equals approximately 0.01% of the total 21,707 outstanding shares of common stock of the Issuer (as of May 7, 2007).
     (b) With respect to all shares of common stock of the Issuer held by Mitchell Partners, L.P., J.E. Mitchell & Co., L.P., the general partner, has the sole power to vote and the sole power to dispose.
     (c) During the prior sixty day period, Mitchell Partners, L.P. acquired the following shares of common stock of the Issuer at the following prices per share in purchase transactions conducted in the ordinary course of business through a registered broker-dealer:

Date	No. of Units	Purchase Price Per Share
3/08/07	101	$500
3/05/07	59	$495
During the prior sixty day period, Mitchell Partners, L.P. sold the following shares of common stock of the Issuer at the following prices per share in a repurchase transaction consummated directly with the Issuer:

Date	No. of Units	Selling Price Per Share
5/14/07	2,270	$537
     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of common stock of the Issuer held by Mitchell Partners, L.P.
     (e) Not applicable.

CUSIP No. 903-28G 308	Page	6	of	6
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Neither Mitchell Partners, L.P.; J.E. Mitchell & Co., L.P.; nor James E. Mitchell is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
     Neither Mitchell Partners, L.P.; J.E. Mitchell & Co., L.P.; nor James E. Mitchell is a party to any transaction for which any document is required to be attached to this Statement as an exhibit.
Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 25, 2007	Mitchell Partners, L.P., a California limited partnership
	By:		J. E. Mitchell & Co., L.P., a California limited partnership Sole General Partner

		By:	/s/ James E. Mitchell
James E. Mitchell, Sole General Partner

Dated: May 25, 2007	J.E. Mitchell & Co., L.P., a California limited partnership
	By:		/s/ James E. Mitchell
James E. Mitchell, Sole General Partner

Dated: May 25, 2007	By:		/s/ James E. Mitchell
James E. Mitchell, Personally